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SEC
Mail Processing
Section
MAR 01 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** ENDING **12/31/17**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Buckman, Buckman, and Reid**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Church Street
(No. and Street)

Little Silver, NJ 07739
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Famiglietti (732) 530-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

733 Route 35 North, Suite A **Ocean** **NJ** **07712**
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, **H. John Buckman Jr.** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Buckman, Buckman & Reid, Inc**, as of **December 31, 2017** are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

JOHN A. FAMIGLIETTI
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires May 22, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Adeptus

Adeptus Partners, LLC
Accountants | Advisors
733 Route 35 North
Ocean, NJ 07712
phone 732.745.8800
fax 732.663.0090
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Buckman, Buckman & Reid, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Buckman, Buckman & Reid, Inc. and Affiliate as of December 31, 2017, the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Buckman, Buckman & Reid, Inc. and Affiliate as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Buckman, Buckman & Reid, Inc.'s management. Our responsibility is to express an opinion on Buckman, Buckman & Reid, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Buckman, Buckman & Reid, Inc. and Affiliate in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Buckman, Buckman & Reid, Inc.'s consolidated financial statements. The supplemental information is the responsibility of Buckman, Buckman & Reid, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Adeptus Partners, LLC

We have served as Buckman, Buckman & Reid, Inc.'s auditor since 2017.

Ocean, New Jersey
February 28, 2018

Offices:
New York City
Long Island
New Jersey

BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE
Consolidated Statement of Financial Condition
December 31, 2017

ASSETS

	2017
Cash and cash equivalents	$ 1,254,605
Deposits with clearing organization	100,000
Securities owned - equities, at fair value	135,044
Receivable from clearing organizations	223,254
Other receivable	224,240
Prepaid expenses and other assets	46,114
Property and equipment at cost, net of accumulated depreciation of $250,230	135,463
Total assets	$2,118,720

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 1,481,704
Collateralized agreements:	
Subordinated loans	400,000
Total liabilities	1,881,704
Stockholders' equity	
Common stock, no par value - authorized 10,000 shares; issued and outstanding 2,576 shares	1,248,212
Additional paid in capital	52,166
Accumulated deficit	(1,063,362)
Total stockholders' equity	237,016
Total liabilities and stockholders' equity	$ 2,118,720

See accompanying notes to consolidated financial statements

Note 1 - Summary of significant accounting policies

Organization

Buckman, Buckman & Reid, Inc. was formed on September 7, 1988 under the provisions of the Business Corporation Law of New Jersey. The Company is registered with the SEC and Financial Industry Regulatory Authority (FINRA) as a broker-dealer pursuant to Section 15(b) of the Securities and Exchange Act of 1934, and is authorized to engage in business as a broker or dealer retailing corporate securities over the counter and as a mutual fund retailer. The Company, through its affiliate the Buckman Advisory Group, also provides investment advisory services. The Company does not hold customer funds or securities, and processes all transactions through independent clearing services. The Buckman Advisory Group, LLC was formed under the state laws of New Jersey and began activity during 2004 providing investment advisory services.

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Principles of consolidation

The consolidated financial statements include the accounts of Buckman, Buckman & Reid, Inc. and Buckman Advisory Group, LLC. The financial statements have been consolidated under the requirements of FASB ASC 810. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their

Note 1 - Summary of significant accounting policies (cont'd)

Concentration of credit risk (cont'd)

obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company maintains its cash balances with quality financial institutions. The balances are invested in interest and non-interest bearing accounts and are insured by the Federal Deposit Insurance Corporation up to $250,000 per financial institution.

Concentration of revenue risk

During 2017, one representative accounted for approximately half of the Company's revenues. The Company believes it has taken the appropriate steps to mitigate the risk of a decline of these revenues. These steps have included: (1) the planned reduction of discretionary costs; (2) the anticipation of substantially reduced legal and professional services costs; and (3) the recruitment of additional representatives.

Securities owned - equities

Marketable equity securities are carried at market value as of the last day of the month. The resulting difference between cost and market value is included in income.

Property and equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets which is approximately three to five years. Depreciation for leasehold improvements is calculated over the duration of the Company's lease agreement.

Regulatory requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the provisions of the rule, the Company must maintain net capital, as defined, equal to $100,000. Under rule 15c3-1, the Company is prohibited from engaging in any securities transactions whenever its aggregate indebtedness exceeds 15 times its net capital. As of December 31, 2017, the Company had net capital (as defined by Rule 15c3-1) of $195,884, which was $95,884 greater than the aforementioned net capital requirement. The net capital requirement, as defined, was the greater of $100,000 or 6 2/3% of aggregate indebtedness of $1,481,704 for the year ended December 31, 2017.

Note 1 - Summary of significant accounting policies (cont'd)

Secuity transactions and revenue recognition

For purposes of transparency, matching and convenience, the Company has chosen to recognize all transactions and related expenses processed through its clearing broker on a settlement date basis, (the same method utilized by the clearing broker), with the exception of trading income, which is recognized on a trade-date basis. Generally Accepted Accounting Principles (GAAP) requires all revenues to be recorded on a trade-date basis. For the year ending December 31, 2017, the difference between the revenue recorded by the Company, and what would have been recorded if all revenue was recognized on a trade-date basis, was insignificant and not material. Moreover, for any revenues derived outside of the clearing broker (consulting and placement fees, investment trails, order-flow payments, etc.), such revenue was recognized only upon receipt.

Income taxes

Deferred income taxes are provided on temporary differences between the financial reporting basis and income tax basis of the Company's assets, liabilities and operating loss and tax credit carryforwards using the liability method. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

Uncertain tax positions

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its shareholders will not be subject to additional tax, penalties and interest as a result of such challenge.

Subsequent events

FASB ASC 855 requires annual disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The Company evaluated subsequent events through the report date on February 28, 2018; there is no disclosure necessary.

Note 2 - Clearing agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

The Company is required to maintain a $100,000 good-faith deposit with its clearing broker. The broker clearing agreement terminates in June, 2024. As of December 31, 2017, the Company had completed all required payments due on its subordinated loan with its clearing broker.

Note 3 - Fair value measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. FASB ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1-Quoted prices in active markets for identical assets or liabilities.

Level 2-Observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3-Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs. There were no transfers among levels 1, 2 or 3 during the year.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Acccordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the input used to measure fair value may fall into different levels of the fair value hierarch. In such cases, for disclosure purposed, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments.

The Company's investment in securities as reported in the statement of financial condition is valued at the last quoted price as of December 31, 2017. All other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Note 3 - Fair value measurement (cont'd)

The fair values of investments as of December 31, 2017 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equities	$ 130,422	$ -	$ -	$ 130,422
Bonds	$ 4,622	$ -	$ -	$ 4,622
Total	$ 135,044	$ -	$ -	$ 135,044

Note 4 - Property and equipment

Property and equipment consists of the following as of December 31, 2017:

Furniture and equipment	$ 208,830
Leasehold improvements	176,863
	385,693
Less: accumulated depreciation	(250,230)
	$ 135,463

For the year ended December 31, 2017, depreciation and amortization expense amounted to $7,815.

Note 5 - Subordinated loans

Subordinated loans consist of the following as of December 31, 2017:

	Maturity date	Interest rate	2017
Unsecured subordinated loan agreement with stockholder	02/28/19	8%	$140,000
Unsecured subordinated loan agreement with affiliate	07/31/19	10%	25,000
Unsecured subordinated loan agreement	07/31/19	8%	60,000
Unsecured subordinated loan agreement	07/31/19	10%	125,000
Unsecured subordinated loan agreement	12/21/21	10%	50,000
			$400,000

Interest expense charged to operations for the year ended December 31, 2017 for all subordinated loan agreements amounted to $38,429.

Note 6 - Other Receivables - Stockholders

For the year ended December 31, 2017, included in other receivables is $116,044 of advances made to the stockholders of the Company, respectively. The advances, which are non-interest bearing, are payable over the normal course of business.

Note 7 - Income taxes

The provision for income taxes as determined in accordance with FASB ASC 740 is summarized as follows:

Expense for the year ended December 31, 2017:

	Current	Deferred	Total
Federal	-	-	-
States	7,890	-	7,890
	$7,890	$ -	$ 7,890

The Company has Federal and state net operating loss carryforwards of approximately $79,000 and $224,000, respectively. The above net operating loss carryforwards expire at various times through 2033.

The Company is no longer subject to federal tax examinations by taxing authorities for years prior to 2014. State jurisdictions have various statutes of limitations ranging from one and a half to four years. The Company is no longer subject to tax examinations by the various state taxing authorities for years prior to 2013.

Note 8 - Lease commitments

The Company occupies its office facilities and uses certain equipment under various operating leases. The Company has entered into a lease with a related party for its New Jersey Office which expires in 2035. Rent expense charged to operations under the aforementioned lease agreements in New Jersey amounted to $215,364 in 2017. The Company had a security deposit with the New Jersey landlord of $35,000. Rental payments made to the New Jersey landlord (related party) in 2017 were $200,314.

The Company has a lease for its Florida Office, which runs through April, 2021. Rent expense charged to operations for the facility and equipment leases in Florida amounted to $64,219 in 2017.

The annual minimum rental commitments under non-cancelable leases are as follows:

	New Jersey	**Florida**
2018	$202,259	$ 39,917
2019	$202,259	$ 41,115
2020	$202,259	$42,348
2021	$202,259	$14,467
2022	$202,259	-
	$1,011,295	$137,847
Thereafter	$2,696,787	-

Note 9 - Contingencies

The Company is involved in various claims, counterclaims and lawsuits, arising in the normal course of business. Excluding one action described below, management believes that any financial responsibility that may be incurred in settlement of such actions would not be material to the Company's financial position.

The Company was engaged in a civil action filed by EFT Holdings, Inc. The Company is in the process of completing a working settlement in which the Company would not be named as a party to the settlement. No assurances can be made that this working settlement will be accepted by all parties. In the event that it is not, a trial will be required to resume in August, 2018. Should this occur, potential damages could be material to the Company's financial position.

The Company is a registered broker-dealer and as such is subject to the continuous review and supervision of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates.

Note 9 - <u>Contingencies (cont'd)</u>

As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations as soon as possible. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. The Company was not fined by any regulatory authority during 2017.

Buckman, Buckman, & Reid, Inc. and Affiliate

Consolidated Financial Statements and
Supplementary Information

For the Year Ended December 31, 2017

(With Report of Independent Registered Public Accounting Firm)